                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   ALLOY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019855105
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                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                       Akin Gump Strauss Hauer & Feld LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                November 11, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 019855105                   13D/A

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.  13-3886851
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                           7     SOLE VOTING POWER

                                 698,200
                         -------------------------------------------------------
    NUMBER OF
     SHARES                8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     0
      EACH               -------------------------------------------------------
    REPORTING
   PERSON WITH             9     SOLE DISPOSITIVE POWER

                                 698,200
                         -------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               698,200

--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.7%

--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------

       *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 019855105                   13D/A


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                698,200
                        --------------------------------------------------------

     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 0
     OWNED BY           --------------------------------------------------------
       EACH
     REPORTING            9     SOLE DISPOSITIVE POWER
    PERSON WITH
                                698,200
                        --------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               698,200
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.7%

--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN

--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                            AMENDMENT TO SCHEDULE 13D

                  This Amendment No. 3 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of Alloy, Inc., a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13D Amendment No. 2, filed with the Commission on March 27, 2003, which amended Schedule 13D Amendment No. 1, filed with the Commission on March 18, 2003, which amended the original Schedule 13D as filed with the Commission on March 7, 2003 (the "Original 13D"). This
Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliated entities ("Greenlight"), and Mr. David Einhorn, principal of Greenlight.

                  This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to (i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for which Greenlight is the investment advisor.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of November 20, 2003, Greenlight and Mr. Einhorn beneficially own 698,200 shares of Common Stock of the Issuer, which represents 1.7% of the Issuer's outstanding shares of Common Stock. Such percentage was calculated by dividing (i) the 698,200 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 41,395,240 shares of Common Stock outstanding as of September 5, 2003, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 15, 2003.

                  (b) Greenlight and Mr. Einhorn, for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight or Mr. Einhorn is for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 698,200 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight and Mr. Einhorn disclaim all such beneficial ownership.

                  (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) November 17, 2003

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated November 21, 2003, between Greenlight and Mr. Einhorn.

                                     ANNEX A


Transaction      Buy/Sell      Quantity       Price per
    Date                       (shares)       Share ($)
-----------      --------      --------       ---------

 11-10-2003        Sell         45,000            4.66
 11-11-2003        Sell         42,000            4.57
 11-12-2003        Sell         60,000            4.69
 11-13-2003        Sell        113,500            4.70
 11-14-2003        Sell         56,000            4.66
 11-17-2003        Sell        500,000            4.55
 11-18-2003        Sell        510,000            4.66
 11-19-2003        Sell        500,000            4.70
 11-20-2003        Sell         37,500            4.71

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 21, 2003


                                         Greenlight Capital, L.L.C.

                                         By: /S/ DAVID EINHORN
                                             ----------------------------------
                                             David Einhorn, Managing Member



                                             /S/ DAVID EINHORN
                                             ----------------------------------
                                             David Einhorn